                                                 February 15, 1996


New England Mutual Life Insurance Company
The New England Variable Account
501 Boylston Street
Boston, MA 02117

Commissioners:

     In my capacity as Counsel of New England Mutual Life Insurance Company (the "Company"), I am rendering the following opinion in connection with the filing with the Securities and Exchange Commission of a Notice on Form 24F-2 (the "Notice") pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Notice is being filed with respect to individual variable annuity contracts issued on or before December 31, 1995 (the "Contracts") by The New England Variable Account (the "Account").

     In forming the following opinion, I have made such examination of law and examined such records and other documents as in my judgment are necessary and appropriate.

     It is my opinion that:

     1. The Contracts, when issued in accordance with the Prospectus of the Account and in compliance with applicable local law, are legal and binding obligations of the Company in accordance with their terms;


     2. The full authorized consideration in respect of the issuance of the Contracts has been received by the Company; and



     3. Assets, attributable to reserves and other contract liabilities and held in the Account, will not be chargeable with liabilities arising out of any other business the Company may conduct.

     I consent to the filing of this opinion with and as a part of the Notice under the Investment Company Act of 1940.


                                                        Very truly yours,



                                                        Marie C. Swift
                                                        Counsel
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